Filed pursuant to Rule 433. Registration Statement Nos. 333-184147 and 333-184147-01

FOR INSTITUTIONS ONLY, NOT FOR USE WITH RETAIL INVESTORS. THIS COMMUNICATION IS INTENDED ONLY FOR ADDRESSEE; NOT FOR FORWARDING.

RBS®

BUILDING TOMORROW™

Now Available: The RBS ETN Series Notebook

The RBS ETN Series Notebook is designed for institutional use only and features:

- Three core strategies: Trend-following, Rebalance, and RICI Enhanced℠ Commodity Indices
- Historical and hypothetical backtested comparisons of how the RBS indices compare with their respective benchmarks
- Performance of the RBS ETNs as of June 30, 2013

***Click on the link to view the new institutional pitchbook:**
http://www.pacerfinancial.com/pdf/rbs_pitchbook_web.pdf

Highlighted below is a historical backtested comparison of the RBS US Large Cap Trendpilot™ Index (net of fees) against its benchmark index, the S&P 500® Total Return Index.

RBS US Large Cap Trendpilot™ Index - Hypothetical Growth of $10,000
Retrospectively Calculated and Actual Historical Trendpilot™ Index Performance and Historical Comparisons:
May 22, 1991 to June 30, 2013

$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Tracking the Benchmark Index
Tracking the Cash Rate
RBS US Large Cap Trendpilot™ Index (Net of Fees)
S&P 500® Total Return Index
S&P 500® Total Return Index - 200-Index Business Day Simple Moving Average
S&P 500® Price Only Index
RBS US Large Cap Trendpilot™ Index Live Date: November 16, 2010
$75,269
$67,158
$42,699
5/22/1991
5/22/1994
5/22/1997
5/22/2000
5/22/2003
5/22/2006
5/22/2009
5/22/2012

Rolling 1-Year Performance and Historical Volatility Comparison

June 30, 1992 - June 30, 2013

	RBS US Large Cap Trendpilot™ Index (Net of Fees)	S&P 500® Total Return Index
Minimum Performance	-4.62%	-26.21%
Maximum Performance	33.35%	34.70%
Annualized Average	9.09%	8.47%
5-Year Volatility	10.93%	18.42%

*Information contained on any other URL is not incorporated by reference in, and should not be considered part of, this communication

FOR MORE INFORMATION PLEASE SEE THE RBS US LARGE CAP TRENDPILOT™ PRICING SUPPLEMENT.
Source: Bloomberg. The above, with respect to the RBS US Large Cap Trendpilot™ Index, reflects the deduction of the annual investor fee for the RBS US Large Cap Trendpilot™ ETNs, which is equal to 1.00% per annum when the RBS US Large Cap Trendpilot™ Index tracks the S&P 500® Total Return Index and 0.50% per annum when the RBS US Large Cap Trendpilot™ Index™ tracks the Cash Rate. The RBS US Large Cap Trendpilot™ Index was created on November 16, 2010. Therefore, the graph reflects actual RBS US Large Cap Trendpilot™ Index performance from November 16, 2010 through June 30, 2013 and reflects a retrospectively calculated RBS US Large Cap Trendpilot™ Index performance from May 22, 1991 through November 15, 2010 which is based on the index methodology published by the index sponsor and described in the applicable pricing supplement. **PAST PERFORMANCE (WHETHER RETROSPECTIVELY CALCULATED OR ACTUAL HISTORICAL) IS NOT INDICATIVE OF FUTURE RESULTS. YOU CAN NOT INVEST DIRECTLY IN AN INDEX.**

The RBS US Large Cap Trendpilot™ pricing supplement includes a description of the applicable index methodology, which can be found at the link below and we can provide a copy to you upon request. The RBS US Large Cap Trendpilot™ ETNs are relatively new products and any performance prior to the live date of the RBS US Large Cap Trendpilot™ Index is hypothetical and does not reflect actual returns. No actual investment that allowed tracking of the performance of the RBS US Large Cap Trendpilot™ Index was possible before its live date. The retrospectively calculated index performance contained above is based on criteria applied retroactively with the benefit of hindsight and knowledge of factors that may have positively affected its performance, and cannot account for all financial risk that may affect the actual performance of the RBS US Large Cap Trendpilot™ ETNs. The actual performance of the RBS US Large Cap Trendpilot™ ETNs may vary significantly from the retroactively calculated index performance data contained herein.

For more information on the RBS ETN Series please contact 855.RBS.ETPS (855.727.3877) or visit: http://usmarkets.rbs.com/etnUS

CERTAIN RISK CONSIDERATIONS: RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the relevant Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for investors to receive at least the principal amount of their investment back at maturity or upon early repurchase or redemption. Each Trendpilot™ Index may underperform its respective Benchmark Index, and is expected to perform poorly in volatile markets. Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be limited and/or vary over time, as RBS plc is not required to maintain any listing of the RBS ETNs. The intraday indicative value and the daily redemption value are not the same as the trading price or market price of the RBS ETNs in the secondary market. RBS plc has the right to redeem the RBS ETNs, in its sole discretion. If RBS plc elects to redeem the RBS ETNs, you may not be able to reinvest your proceeds in a comparable investment. **Pursuant to our announced plan to exit the structured retail investor products business, the likelihood that we will redeem the ETNs prior to maturity has increased.** See "Recent Developments" for more information.The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of RBS plc and RBS Group to pay their respective obligations when they become due. Investors should carefully consider whether the RBS ETNs are suited to their particular circumstances before deciding to purchase them. We urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs. **The RBS ETNs are not suitable for all investors. Investors should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the applicable pricing supplement, before investing.**

IMPORTANT INFORMATION: The Royal Bank of Scotland plc (RBS plc) and The Royal Bank of Scotland Group plc (RBS Group) have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication may relate. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RECENT DEVELOPMENTS
On June 13, 2013, we announced that we would be exiting the structured retail investor products business that is responsible for issuing and maintaining the RBS ETNs, and that we expect to move such business into a runoff organization which will go through a process of restructuring and / or business sales (the "RBS Retail Investor Products Exit Plan"). The implementation of the RBS Retail Investor Products Exit Plan increases the likelihood that the RBS ETNs will be redeemed by us prior to maturity. We plan to continue to maintain and issue the RBS ETNs, but our plans could change. We cannot give you any assurances as to any minimum period of time that you may hold the RBS ETNs before we redeem them at our option.

DEFINITIONS OF CERTAIN DEFINED TERMS USED HEREIN
Annualized Average represents the calculated hypothetical rate of return that, if cumulatively applied to each relevant annual period during the time period indicated, would result in the actual cumulative rate of return for the entire period.
Maximum Performance represents the highest one-year returns, as measured from 6/30 to 6/30 of each year during the period indicated.
Minimum Performance represents the lowest one-year returns, as measured from 6/30 to 6/30 of each year during the period indicated.
5-Year Volatility: Based on monthly returns over the last five years unless stated otherwise (from most recent date indicated on slide) and expressed as standard deviation percentage. Standard deviation is a measure of volatility, and illustrates the extent of variation (whether higher or lower) that exists from the average given set of results. A low standard deviation indicates that the results tend to be very close to the average result (a low degree of volatility). In contrast, a high standard deviation indicates that the results are spread out over a large range of outcomes (a high degree of volatility). Because the standard deviation is based on historical data, it may not predict variability in annualized performance of the RBS ETNs in the future.

RBS US Large Cap Trendpilot™ Index (USD), is the property of The Royal Bank of Scotland plc, which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) ("S&P Dow Jones Indices") to maintain and calculate the Index. The S&P 500® Index is the exclusive property of S&P Dow Jones Indices and have been licensed for use by RBSSI and its affiliates in connection with the RBS US Large Cap Trendpilot™ Index (USD). S&P Dow Jones Indices shall have no liability for any errors or omissions in calculating the Index. S&P® is a registered trademark of Standard & Poor's Financial Services LLC ("SPFS") and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed to S&P Dow Jones Indices. "Standard & Poor's®", "S&P®" and "S&P 500®" are registered trademarks of SPFS and have been licensed for use by RBSSI and its affiliates. The RBS US Large Cap Trendpilot™ ETNs, are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors, and neither S&P Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors make any representation regarding the advisability of investing in such RBS ETNs.

The RBS ETNs are not sponsored, endorsed, sold or promoted by Beeland Interests Inc. ("Beeland Interests"), James B. Rogers, Jr. or Diapason Commodities Management SA ("Diapason"). Neither Beeland Interests, James B. Rogers, Jr. nor Diapason makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this document, or the advisability of investing in securities or commodities generally, or in the RBS ETNs or in futures particularly. "Jim Rogers", "James Beeland Rogers, Jr.", "Rogers", "Rogers International Commodity Index", "RICI", "RICI Enhanced", and the names of all other RICI Enhanced℠ Indices mentioned herein are trademarks, service marks and/or registered marks of Beeland Interests, Inc., which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The personal names and likeness of Jim Rogers/James Beeland Rogers, Jr. are owned and licensed by James Beeland Rogers, Jr.

NEITHER BEELAND INTERESTS NOR DIAPASON, NOR ANY OF THEIR RESPECTIVE AFFILIATES OR AGENTS, GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE ROGERS INTERNATIONAL COMMODITY INDEX

("RICI"), THE RICI ENHANCED, ANY SUB-INDEX THEREOF, OR ANY DATA INCLUDED
THEREIN. SUCH PERSON SHALL
NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND
MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS
OF THE RBS ETNS, OR ANY OTHER PERSON OR
ENTITY FROM THE USE OF THE RICI, THE RICI ENHANCED, ANY SUB-INDEX THEREOF, ANY
DATA INCLUDED THEREIN OR THE RBS ETNS. NEITHER BEELAND INTERESTS NOR DIAPASON,
NOR ANY OF THEIR RESPECTIVE AFFILIATES OR
AGENTS, MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS
ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE
WITH RESPECT TO THE RICI, THE RICI
ENHANCED, ANY SUB INDEX THEREOF, OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING
ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, DIAPASON OR ANY OF
THEIR RESPECTIVE AFFILIATES OR
AGENTS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL,
OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY
THEREOF.

NEITHER THE INDICATION THAT SECURITIES OR OTHER FINANCIAL PRODUCTS OFFERED
HEREIN ARE BASED ON
DATA PROVIDED BY ICE DATA LLP, NOR THE USE OF THE TRADEMARKS OF ICE DATA LLP IN
CONNECTION WITH SECURITIES OR OTHER FINANCIAL PRODUCTS DERIVED FROM SUCH DATA
IN ANY WAY SUGGESTS OR IMPLIES A REPRESENTATION OR OPINION BY ICE DATA OR ANY
OF ITS AFFILIATES AS TO THE ATTRACTIVENESS OF
INVESTMENT IN ANY SECURITIES OR OTHER FINANCIAL PRODUCTS BASED UPON OR DERIVED
FROM SUCH DATA. ICE DATA IS NOT THE ISSUER OF ANY SUCH SECURITIES OR OTHER
FINANCIAL PRODUCTS AND MAKES NO EXPRESS
OR IMPLIED WARRANTIES WHATSOEVER, INCLUDING BUT NOT LIMITED TO, WARRANTIES OF
MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO SUCH DATA
INCLUDED OR REFLECTED THEREIN, NOR
AS TO RESULTS TO BE OBTAINED BY ANY PERSON OR ANY ENTITY FROM THE USE OF THE
DATA INCLUDED OR REFLECTED THEREIN.

The RICI Enhanced(SM) Indices referred to herein are calculated by NYSE Arca,
Inc. ("NYSE Arca"), a wholly-owned subsidiary of NYSE Euronext. The RBS ETNs, which are based on such RICI Enhanced(SM) Indices, are not issued, sponsored, endorsed, sold or promoted by NYSE Arca, and NYSE Arca makes no representation regarding the advisability of investing in such product.

NYSE ARCA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAMS
ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WIH
RESPECT TO THE INDICES OR ANY DATA
INCLUDED THEREIN. IN NO EVENT SHALL NYSE ARCA HAVE ANY LIABILITY FOR ANY
SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS),
EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH
DAMAGES.

The Royal Bank of Scotland [C] 2013                                rbs.com/etnus